Exhibit 99.1

Scienjoy Enters into Agreements to Obtain Business Controls of Operation in Hangzhou to Facilitate its Business Expansion

BEIJING, June 17, 2022 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company", or "We") (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced on June 1, 2022, Scienjoy entered into definitive agreements (the “Agreements”), through its wholly-owned subsidiary, Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., with Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“Sixiang Qiyuan”) and its shareholders. After the Agreements become effective, Scienjoy will commence its operations in Hangzhou to facilitate the Company’s business expansion, which represents the Company's strategic initiatives to integrate its supply chain and local resources and leverage geographic advantages to achieve rapid growth in live streaming E-Commerce, Multi-Channel Network (“MCN”) development, and the development of a Metaverse Ecosystem.

Pursuant to the Agreements, the Company in substance obtained control over all equity shares, risks, rewards of Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd.

According to the 2021 Annual E-Commerce Live Streaming Development Report of Zhejiang Province published by the Zhejiang E-Commerce Promotion Association in February 2022, the e-commerce live streaming market of Zhejiang province reached RMB609.2 billion in sales volumes in the first ten months of 2021, accounting for 28.4% of the sales of China. Zhejiang is ranked No.1 in sales volume among all provinces, posting an increase of 124.6% year over year. The growth rate in Zhejiang is higher than in other major provinces. The sales from Hangzhou surged to RMB502.5 billion, representing 82.5% of the sales in the entire province. Hangzhou is ranked No.1 on sales in Zhejiang province, with a 128.4% increase year over year. Hangzhou, the predominant city of E-Commerce business in China, features a comprehensive and mature ecosystem in all aspects of the e-commerce live streaming industry. For more information about the report, please visit the website at https://xw.qq.com/cmsid/20220303A0AUY100.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are excited to make another move toward our business strategy of building live streaming E-Commerce, MCN development, and live streaming metaverse ecosystem. Located in one of the wealthiest regions in China, Hangzhou is a spectacular city in the Yangtze Delta River region with a superior business environment and tremendous business opportunities. The city of Hangzhou will provide us an opportunity to grow our roots in the region and expand our business presence and influence on the broader China market as well as around the globe. Our new base in Hangzhou will be the home for our living streaming E-Commerce and metaverse ecosystem business. Leveraging the resources and business opportunities in the region, we are determined to develop and expand our metaverse related business. With our dedicated commitment and effort, we are confident that Scienjoy will be well-positioned to grow in the living streaming industry and generate more value for our shareholders.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Honle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; the ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com